March 12, 2026 US Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LM Ericsson Telephone Company has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on March 12, 2026.

Respectfully submitted,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ LARS SANDSTRÖM	/s/ JAKOB STENMARK
Name: Lars Sandström	Name: Jakob Stenmark
Title: Senior Vice President and Chief Financial Officer	Title: Head of Group Control